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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IPIX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

46059S200

(Cusip Number)

Michael D. Roberts
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, Tennessee 37219
(615) 742-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46059S200

1.	Name of Reporting Person: First Avenue Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 747,921[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 572,921[2]

		10.	Shared Dispositive Power: 934,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,507,807[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.3%[4]

14.	Type of Reporting Person (See Instructions): PN

[1] Consists of 147,500 shares of Common Stock and shares of Common Stock issuable upon conversion of 65,210 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment—See Item 4 of the Schedule 13D).

[2] Consists of shares of Common Stock issuable upon conversion of 62,223 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment—See Item 4 of the Schedule 13D).

[3] First Avenue shares the power to dispose or direct the disposition of 934,886 shares of common stock with Image (defined herein in Item 5). Of such shares First Avenue disclaims beneficial ownership of 759,886 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

[4] Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. First Avenue’s actual voting interest is 3.8% because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock.

CUSIP No. 46059S200

Item 1. Security and Issuer

     This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the Common Stock, $.001 par value per share (the “shares”), of IPIX Corporation, a Delaware corporation (the “Company”), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on October 9, 2001 (the “Schedule 13D”) and amended on May 31, 2002 and May 13, 2004. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

Item 4. Purpose of Transaction

     The eighteenth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     In accordance with the conversion terms of the preferred stock, the Series B Stockholders converted 470,635 shares of Series B Preferred Stock into 4,333,371 shares of common stock on April 13, 2004. Of such shares, First Avenue owned 799,993 shares of common stock. In addition, in conjunction with the conversion, 535,314 shares of common stock were issued to the Series B Stockholders for dividends accrued through the date of conversion as required under the terms of the preferred stock. Of such shares, First Avenue owned 98,819 shares of common stock. On April 19, 2004, the Series B Stockholders entered into an agreement to share the power to dispose or direct the disposition of the 4,333,378 shares of common stock issued upon conversion of Series B Preferred Stock by executing sales through a broker-dealer into the market (the “Disposition Agreement”). As of May 28, 2004, the Series B Stockholders have completed the sale of all shares of all shares of such common stock subject to the Disposition Agreement.

     The nineteenth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     On May 28, 2004, Image (as defined in Item 5) and First Avenue entered into an agreement to share the power to dispose or direct the disposition of 1,869,776 shares of common stock by executing sales through a broker-dealer into the market pursuant to Stock Trading Plans adopted by Image and First Avenue on that date in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “10b5-1 Trading Plans”). On June 3, 2004, Image converted 66,024 shares of Series B Preferred Stock into 607,916 shares of common stock and received 37,366 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 3, 2004, First Avenue converted 15,205 shares of Series B Preferred Stock into 140,000 shares of common stock and received 8,605 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, Image converted 16,506 shares of Series B Preferred Stock into 151,979 shares of common stock and received 8,956 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock. On June 9, 2004, First Avenue converted 7,700 shares of Series B Preferred Stock into 70,898 shares of common stock and received 4,178 shares of common stock for dividends accrued through the date of conversion as required under the terms of the preferred stock.

CUSIP No. 46059S200

As of June 15, 2004, Image and First Avenue have sold 934,890 shares of common stock by executing sales through a broker-dealer into the market pursuant to the 10b5-1 Trading Plans.

Item 4 of the Schedule 13D is amended, in pertinent part, to add the following twentieth paragraph:

     Other than as described above, First Avenue has no current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. First Avenue reserves the right to develop such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) First Avenue may be deemed to beneficially own 1,507,807 shares of common stock. Such shares, based on the capitalization of the Company as of April 16, 2004 (as reported on its Form 10-Q filed on April 19, 2004), constitute 9.3% of the common stock. However, First Avenue’s actual voting interest is 3.8% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because First Avenue does not have the power to vote a portion of the shares that it may be deemed to beneficially own.

     The parties to the Disposition Agreement with First Avenue were Image Investor Portfolio (“Image”), a separate series of Memphis Angels, LLC, a Delaware limited liability company, and NewSouth Capital Management, Inc., a Tennessee corporation (“NewSouth”). The Disposition Agreement terminated on May 27, 2004 by its terms upon completion of the disposition of all shares of common stock subject to the Disposition Agreement. Image and First Avenue have also entered into the 10b5-1 Trading Plans.

     On May 28, 2004, Image and First Avenue entered into an agreement to dispose of 1,869,776 shares of common stock of the Company by executing sales through a broker-dealer into the market pursuant to 10b5-1 Trading Plans adopted by the Filing Persons and First Avenue.

     Based on information available to First Avenue, (i) Image may be deemed to beneficially own 5,212,938 shares of common stock, constituting 25.6% of the outstanding common stock of the Company; and (ii) NewSouth may be deemed to beneficially own 1,087,928 shares of common stock, constituting 6.5% of the outstanding common stock of the Company.

     (b) Of the 1,507,807 shares of common stock beneficially owned by First Avenue, First Avenue has sole power to vote or to direct the vote of 747,921 shares of common stock; has sole power to dispose or direct the disposition of 572,921 shares of common stock; and has shared power to dispose or direct the disposition of 934,886 shares of common stock.

     The 747,921 shares of common stock beneficially owned by First Avenue over which it has the sole power to vote or direct the vote are comprised of (i) 147,500 shares of common stock and (ii) 600,421 shares of common stock underlying 65,210 shares of Series B Preferred Stock.

     The 572,921 shares of common stock beneficially owned by First Avenue over which it has the sole power to dispose or direct the disposition are comprised of (i) 147,500 shares of common stock and (ii) 425,421 shares of common stock underlying 46,204 shares of Series B Preferred Stock.

CUSIP No. 46059S200

     First Avenue has shared power to dispose or to direct the disposition of 934,886 shares of common stock (the “Agreement Shares”) as a result of entering into 10b5-1 Trading Plans on May 28, 2004. First Avenue has sole power to vote or direct the vote of 175,000 of the Agreement Shares. First Avenue disclaims beneficial ownership of 759,886 shares of the Agreement Shares, the portion over which it has no power to vote or direct the vote, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

     The principal business of Image Investor Portfolio, a separate series of Memphis Angels, LLC, consists of investments in securities of public and private technology companies, and its principal place of business is c/o Paradigm Capital Equity Partners, LLC, 1661 International Drive, Suite 330, Memphis, TN 38120. The principal business of NewSouth Capital Management, Inc., a Tennessee corporation, is operating as an investment advisor, and its principal place of business is located at 1100 Ridgeway Loop Rd., Memphis, TN 38120.

     To the knowledge of First Avenue, Image and NewSouth have the following interests in the securities of IPIX Corporation:

Image Investor Portfolio, a separate	Common Stock	Percent
series of Memphis Angels, LLC	Beneficially Owned	of Class
Sole Voting Power	5,037,938
Shared Voting Power	0
Sole Dispositive Power	4,278,052
Shared Dispositive Power	934,886
Aggregate Amount Beneficially Owned	5,212,938	25.6%

	Common Stock	Percent
NewSouth Capital Management, Inc.	Beneficially Owned	of Class
Sole Voting Power	1,087,928
Shared Voting Power	0
Sole Dispositive Power	1,087,928
Shared Dispositive Power	0
Aggregate Amount Beneficially Owned	1,087,928	6.5%

     (c) Transactions in the common stock of IPIX Corporation by First Avenue, Image and NewSouth since the most recent filing of Schedule 13D are as follows:

May 26, 2004

     Image: Sale of 287,668 shares of common stock for a price per share $9.0321 in an open market transaction.

     First Avenue: Sale of 86,186 shares of common stock for a price per share of $9.0321 in an open market transaction.

CUSIP No. 46059S200

     NewSouth: Sale of 92,996 shares of common stock for a price per share of $9.0321 in an open market transaction.

May 27, 2004

     Image: Sale of 145,050 shares of common stock for a price per share $9.0198 in an open market transaction.

     First Avenue: Sale of 43,464 shares of common stock for a price per share of $9.0198 in an open market transaction.

     NewSouth: Sale of 46,890 shares of common stock for a price per share of $9.0198 in an open market transaction.

June 3, 2004

     Image: Issuance of 645,282 shares of common stock upon conversion of 66,024 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

     First Avenue: Issuance of 148,605 shares of common stock upon conversion of 15,205 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 3, 2004

     Image: Sale of 476,336 shares of common stock for a price per share of $11.1416 in an open market transaction.

     First Avenue: Sale of 109,698 shares of common stock for a price per share of $11.1416 in an open market transaction.

June 9, 2004

     Image: Issuance of 160,935 shares of common stock upon conversion of 16,506 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

     First Avenue: Issuance of 75,076 shares of common stock upon conversion of 7,700 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

June 9, 2004

     Image: Sale of 376,181 shares of common stock for a price per share of $13.5784 in an open market transaction.

     First Avenue: Sale of 147,500 shares of common stock for a price per share of $13.5784 in an open market transaction.

CUSIP No. 46059S200

     Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by First Avenue or GP since the most recent filing of Schedule 13D.

     (d) To the knowledge of First Avenue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement, the 10b5-1 Trading Plans and the Certificate of Designation, to the knowledge of First Avenue, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(Remainder of Page Intentionally Left Blank)

CUSIP No. 46059S200

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 16, 2004

FIRST AVENUE PARTNERS, L.P.
By:	Front Street, LLC, its general partner
	By:	/s/ David M. Wilds David M. Wilds, Member